--------------------------------------------------------------------------------
SEC 1746   Potential persons who are to respond to the collection of
(11-02)    information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
--------------------------------------------------------------------------------

                                                      --------------------------
                                                             OMB APPROVAL
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                                                      OMB Number: 3235-0145
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                                                      Estimated average burden
                                                      hours per response. . . 11
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                            (Amendment No. ________)*

                          Molson Coors Brewing Company
                                (Name of Issuer)

                 Class B Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                   60871R 20 9
                                 (CUSIP Number)

                               Guy P. Lander, Esq.
                       Davies Ward Phillips & Vineberg LLP
                               625 Madison Avenue
                               New York, NY 10022
                                 (212) 308-8866
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 9, 2005
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. ____________
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Pentland Securities (1981) Inc.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

     N/A
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Canada
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    0
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        3,606,478
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    3,606,478
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,606,478
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                      |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.3%*
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     HC
--------------------------------------------------------------------------------

----------
* Using number in Item 11 divided by number of outstanding shares of Class B Common Stock that, for purposes of this Schedule 13D, includes all shares of Class B Common Stock issuable upon conversion of all outstanding shares of Class A Common Stock, Class A Exchangeable Shares of Molson Coors Canada Inc. and Class B Exchangeable Shares of Molson Coors Canada Inc.

CUSIP No. ____________
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     4280661 Canada Inc.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

     N/A
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Canada
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    0
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        952,940
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    3,606,478
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,606,478
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                      |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.3%*
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     CO
--------------------------------------------------------------------------------

----------
* Using number in Item 11 divided by number of outstanding shares of Class B Common Stock that, for purposes of this Schedule 13D, includes all shares of Class B Common Stock issuable upon conversion of all outstanding shares of Class A Common Stock, Class A Exchangeable Shares of Molson Coors Canada Inc. and Class B Exchangeable Shares of Molson Coors Canada Inc.

CUSIP No. ____________
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Lincolnshire Holdings Limited
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

     N/A
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Canada
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    0
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        3,687,312
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    3,687,312
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,687,312
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                      |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.4%*
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     HC
--------------------------------------------------------------------------------

----------
* Using number in Item 11 divided by number of outstanding shares of Class B Common Stock that, for purposes of this Schedule 13D, includes all shares of Class B Common Stock issuable upon conversion of all outstanding shares of Class A Common Stock, Class A Exchangeable Shares of Molson Coors Canada Inc. and Class B Exchangeable Shares of Molson Coors Canada Inc.

CUSIP No. ____________
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     4198832 Canada Inc.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

     N/A
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Canada
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    0
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        45,194
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    45,194
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     45,194
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                      |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.1%*
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     CO
--------------------------------------------------------------------------------

----------
* Using number in Item 11 divided by number of outstanding shares of Class B Common Stock that, for purposes of this Schedule 13D, includes all shares of Class B Common Stock issuable upon conversion of all outstanding shares of Class A Common Stock, Class A Exchangeable Shares of Molson Coors Canada Inc. and Class B Exchangeable Shares of Molson Coors Canada Inc.

CUSIP No. ____________
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Nooya Investments Limited
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

     N/A
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Canada
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    0
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        3,607,774
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    3,607,774
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,607,774
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                      |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.3%*
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     CO
--------------------------------------------------------------------------------

----------
* Using number in Item 11 divided by number of outstanding shares of Class B Common Stock that, for purposes of this Schedule 13D, includes all shares of Class B Common Stock issuable upon conversion of all outstanding shares of Class A Common Stock, Class A Exchangeable Shares of Molson Coors Canada Inc. and Class B Exchangeable Shares of Molson Coors Canada Inc.

CUSIP No. ____________
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     BAX Investments Limited
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

     N/A
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Canada
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    0
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        430,054
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    430,054
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     430,054
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                      |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.5%*
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     HC
--------------------------------------------------------------------------------

----------
* Using number in Item 11 divided by number of outstanding shares of Class B Common Stock that, for purposes of this Schedule 13D, includes all shares of Class B Common Stock issuable upon conversion of all outstanding shares of Class A Common Stock, Class A Exchangeable Shares of Molson Coors Canada Inc. and Class B Exchangeable Shares of Molson Coors Canada Inc.

CUSIP No. ____________
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     6339522 Canada Inc.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

     N/A
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Canada
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    0
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        143,698
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    143,698
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     143,698
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                      |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.2%*
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     CO
--------------------------------------------------------------------------------

----------
* Using number in Item 11 divided by number of outstanding shares of Class B Common Stock that, for purposes of this Schedule 13D, includes all shares of Class B Common Stock issuable upon conversion of all outstanding shares of Class A Common Stock, Class A Exchangeable Shares of Molson Coors Canada Inc. and Class B Exchangeable Shares of Molson Coors Canada Inc.

CUSIP No. ____________
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     DJS Holdings Ltd.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

     N/A
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Canada
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    0
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        432,213
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    432,213
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     432,213
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                      |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.5%*
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     HC
--------------------------------------------------------------------------------

----------
* Using number in Item 11 divided by number of outstanding shares of Class B Common Stock that, for purposes of this Schedule 13D, includes all shares of Class B Common Stock issuable upon conversion of all outstanding shares of Class A Common Stock, Class A Exchangeable Shares of Molson Coors Canada Inc. and Class B Exchangeable Shares of Molson Coors Canada Inc.

CUSIP No. ____________
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     6339549 Canada Inc.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

     N/A
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Canada
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    0
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        145,092
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    145,092
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     145,092
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                      |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.2%*
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     CO
--------------------------------------------------------------------------------

----------
* Using number in Item 11 divided by number of outstanding shares of Class B Common Stock that, for purposes of this Schedule 13D, includes all shares of Class B Common Stock issuable upon conversion of all outstanding shares of Class A Common Stock, Class A Exchangeable Shares of Molson Coors Canada Inc. and Class B Exchangeable Shares of Molson Coors Canada Inc.

CUSIP No. ____________
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Trust u/w/o Thomas Henry Pentland Molson
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

     N/A
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Canada
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    0
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        862,267
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    862,267
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     862,267
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                      |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.0%*
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     OO
--------------------------------------------------------------------------------

----------
* Using number in Item 11 divided by number of outstanding shares of Class B Common Stock that, for purposes of this Schedule 13D, includes all shares of Class B Common Stock issuable upon conversion of all outstanding shares of Class A Common Stock, Class A Exchangeable Shares of Molson Coors Canada Inc. and Class B Exchangeable Shares of Molson Coors Canada Inc.

CUSIP No. ____________
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Eric Herbert Molson
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

     N/A
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Canada
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    0
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        4,549,579
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    4,549,579
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,549,579
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                      |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.4%*
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN
--------------------------------------------------------------------------------

----------
* Using number in Item 11 divided by number of outstanding shares of Class B Common Stock that, for purposes of this Schedule 13D, includes all shares of Class B Common Stock issuable upon conversion of all outstanding shares of Class A Common Stock, Class A Exchangeable Shares of Molson Coors Canada Inc. and Class B Exchangeable Shares of Molson Coors Canada Inc.

CUSIP No. ____________
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Stephen Thomas Molson
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

     N/A
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Canada
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    18,288
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        4,470,041
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           18,288
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    4,470,041
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,488,329
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                      |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.3%*
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN
--------------------------------------------------------------------------------

----------
* Using number in Item 11 divided by number of outstanding shares of Class B Common Stock that, for purposes of this Schedule 13D, includes all shares of Class B Common Stock issuable upon conversion of all outstanding shares of Class A Common Stock, Class A Exchangeable Shares of Molson Coors Canada Inc. and Class B Exchangeable Shares of Molson Coors Canada Inc.

CUSIP No. ____________
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Andrew Thomas Molson
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

     N/A
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Canada
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    143
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        3,606,478
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           143
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    3,606,478
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,606,621
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                      |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.3%*
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN
--------------------------------------------------------------------------------

----------
* Using number in Item 11 divided by number of outstanding shares of Class B Common Stock that, for purposes of this Schedule 13D, includes all shares of Class B Common Stock issuable upon conversion of all outstanding shares of Class A Common Stock, Class A Exchangeable Shares of Molson Coors Canada Inc. and Class B Exchangeable Shares of Molson Coors Canada Inc.

Item 1. Security and Company.

      The class of equity securities to which this Schedule 13D relates is the Class B Common Stock, par value $0.01 per share (the "Class B Common Stock") of Molson Coors Brewing Company, a Delaware corporation formerly named Adolph Coors Company ("Molson Coors" or the "Company"). The principal executive offices of the Company are located at 311 10th Street, Golden, Colorado 80401.

Item 2. Identity and Background.

      This Schedule 13D is filed on behalf of: (a) Pentland Securities (1981) Inc. ("Pentland"); (b) 4280661 Canada Inc. ("4280661"); (c) Lincolnshire Holdings Limited ("Lincolnshire"); (d) 4198832 Canada Inc. ("4198832"); (e) Nooya Investments Limited ("Nooya"); (f) BAX Investments Limited ("BAX"); (g) 6339522 Canada Inc. ("6339522"); (h) DJS Holdings Ltd. ("DJS"); (i) 6339549
Canada Inc. ("6339549"); (j) Trust u/w/o Thomas Henry Pentland Molson ("Molson Trust"); (k) Eric Herbert Molson ("Eric Molson"); (l) Stephen Thomas Molson ("Stephen Molson"); and (m) Andrew T. Molson ("Andrew Molson").

      A. Entities

      Pentland is a corporation incorporated under the laws of Canada. Pentland was organized by Eric Molson and Stephen Molson to hold various investments, including Class B Common Shares ("Class B Common Shares") of Molson Inc. ("Molson"). The principal business address of Pentland is 335 8th Avenue S.W., 3rd Floor, Calgary, Alberta, Canada, T2P 1C9. Pentland is owned by Lincolnshire and Nooya.

      4280661 is a corporation incorporated under the laws of Canada. 4280661 was organized by Pentland to hold various investments, including Class B Common Shares and Molson Coors Common Stock. The principal business address of 4280661 is 335 8th Avenue S.W., 3rd Floor, Calgary, Alberta, Canada, T2P 1C9. 4280661 is a wholly owned subsidiary of Pentland.

      Lincolnshire is a corporation incorporated under the laws of Canada. Lincolnshire was organized by Eric Molson to hold various investments, including his interest in Pentland. The principal business address of Lincolnshire is 335 8th Avenue S.W., 3rd Floor, Calgary, Alberta, Canada, T2P 1C9. Lincolnshire is owned by Eric Molson.

      4198832 is a corporation incorporated under the laws of Canada. 4198832 was organized by Lincolnshire to hold various investments, including Class B Common Shares and Molson Coors Common Stock. The principal business address of 4198832 is 335 8th Avenue S.W., 3rd Floor, Calgary, Alberta, Canada, T2P 1C9. 4198832 is a wholly owned subsidiary of Lincolnshire.

      Nooya is a corporation incorporated under the laws of Canada. Nooya was organized by Stephen Molson to hold various investments, including his interest in Pentland. The principal business address of Nooya is 335 8th Avenue S.W., 3rd Floor, Calgary, Alberta, Canada, T2P 1C9. Nooya is owned by Stephen Molson.

      BAX is a corporation incorporated under the laws of Canada. BAX was organized by the Molson Trust to hold various investments, including its Class B Common Shares. The principal business address of BAX is 421 7th Avenue S.W., Suite 3300, Calgary, Alberta, Canada T2P 4K9. BAX is controlled and partially owned by the Molson Trust.

      6339522 is a corporation incorporated under the laws of Canada. 6339522 was organized by BAX to hold various investments, including Class B Common Shares and Molson Coors Common Stock. The principal business address of 6339522 is 421 7th Avenue S.W., Suite 3300, Calgary, Alberta, Canada T2P 4K9. 6339522 is a wholly owned subsidiary of BAX.

      DJS is a corporation incorporated under the laws of Canada. DJS was organized by the Molson Trust to hold various investments, including Class B Common Shares. The principal business address of DJS is 421 7th Avenue S.W., Suite 3300, Calgary, Alberta, Canada T2P 4K9. DJS is controlled and partially owned by the Molson Trust.

      6339549 is a corporation incorporated under the laws of Canada. 6339549 was organized by DJS to hold various investments, including Class B Common Shares and Molson Coors Common Stock. The principal business address of 6339549 is 421 7th Avenue S.W., Suite 3300, Calgary, Alberta, Canada T2P 4K9. 6339549 is a wholly owned subsidiary of DJS.

      The Molson Trust was formed pursuant to the 1956 will of Thomas Henry Pentland Molson and came into effect on his death on April 4, 1978. The principal business address of the Molson Trust is c/o The Royal Trust Company, 1 Place Ville Marie, 5th Floor, South Wing, Montreal, Quebec, Canada H3B 3LS. The trustees of the Molson Trust are Eric Molson, Stephen Molson and The Royal Trust Company.

      B. Natural Persons

      Eric Molson is an individual whose principal occupation was as a director and Chairman of the Board of Directors of Molson before the merger of Molson and Adolph Coors Company. After the merger, Eric Molson became Chairman of the Board of Directors of Molson Coors. Eric Molson's principal business address is c/o Molson Coors, 311 10th Street, Golden, Colorado 80401. The principal business address of Molson Coors is 311 10th Street, Golden, Colorado 80401.

      Stephen Molson is an individual whose principal occupation has been as President of The Molson Foundation, a charitable foundation. Stephen Molson's principal business address is c/o The Molson Foundation, 1555 Notre-Dame Street East, Montreal, Quebec, Canada H2L 2R5. The principal business address of The Molson Foundation is 1555 Notre-Dame Street East, Montreal, Quebec, Canada H2L 2R5.

      Andrew Molson is an individual whose principal occupation has been as a consultant for National Public Relations Inc., a public relations company. Andrew Molson's principal business address is c/o National Public Relations, 2001 McGill College Avenue, Suite 800, Montreal, Quebec H3A 1G1. The principal business address of National Public Relations Inc. is 2001 McGill College Avenue, Suite 800, Montreal, Quebec H3A 1G1. Andrew Molson is also a director of the Company.

      All of the above named Reporting Persons are citizens of, or incorporated under, the laws of Canada.

      The name, title, citizenship, residence or business address, principal occupation or employment and the principal business and address of the employer for each director and executive officer of the Reporting Persons who are not individuals are listed in Exhibit 99.1 hereto and are incorporated by reference into this Item 2.

      None of the above named Reporting Persons, nor any of the persons listed in Exhibit 99.1, has, during the last five years, (i) been convicted in a criminal proceeding or (ii) been a party to a civil proceeding and as a result was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or a judgment, decree or final order finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

      By agreement dated July 22, 2005 (which was later amended), Adolph
Coors Company ("Coors"), Coors Canada Inc., a Canadian corporation and an indirect subsidiary of Coors and now known as Molson Coors Canada Inc. ("Exchangeco") and Molson, a Canadian corporation, entered into a merger-of-equals transaction between Coors and Molson, referred to as the "merger", resulting in, among other things, (i) the combination of the operations of Coors and Molson, (ii) the Molson stockholders acquiring, directly or indirectly through Exchangeco, economic and voting rights in the Company, and
(iii) the Coors stockholders remaining stockholders of the combined Company. The transactions and approvals necessary to effect the merger were approved by the stockholders of Molson on January 28, 2005 and by the stockholders of Coors on February 1, 2005, and the merger was consummated on February 9, 2005. As a result of the transactions and approvals related to the merger, Coors was renamed Molson Coors Brewing Company.

Item 4. Purpose of Transaction.

      Pentland (and for purposes of this Item 4, Pentland with 4280661) will continuously analyze the operations, capital structure, and markets of companies in which it invests, including the Company, through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies (often at the invitation of management). As a result of these activities, Pentland may participate in interviews or hold discussions with the Adolph Coors, Jr. Trust dated September 12, 1969 (the "Coors Family Trust"), or other third parties or with management of the Company in which Pentland may suggest or take a position with respect to potential changes in the operations, management, or capital structure of the Company as a means of enhancing shareholder value. Such suggestions or positions may relate to one or more of the transactions described in Item 4(a) through (j) of
Schedule 13D under Rule 13d-1(a), including, without limitation, such matters as disposing of one or more businesses; selling the Company or acquiring another company or business; changing operating or marketing strategies; adopting, not adopting, modifying, or eliminating certain types of anti-takeover measures; restructuring the Company's capitalization; reviewing dividend and compensation policies; entering into agreements with third parties relating to acquisitions of securities issued or to be issued by the

Company; entering into agreements with the management of the Company relating to acquisitions of shares of the Company by members of management, issuance of options to management, or their employment by the Company.

      Further, depending upon the availability of prices deemed favorable by Pentland, it may choose to purchase additional securities of the Company from time to time in the open market, in privately negotiated transactions with third parties, or otherwise. In addition, depending upon prevailing conditions or other factors, Pentland may determine to dispose of shares of Class B Common Stock that would result from the exchange of Class B Exchangeable Shares or conversion of Class A Common Stock, in the open market, in privately negotiated transactions with third parties, or otherwise.

      As directors of the Company, Eric Molson and Andrew Molson may consider plans and proposals submitted by management with respect to business combinations aimed at improving the operating efficiencies of the Company, acquiring complementary properties, entering new market regions and/or for other reasons. These business combinations may include mergers and acquisitions, asset purchases and sales, as well as strategic ventures and marketing alliances. As a director, Eric Molson and Andrew Molson also may, depending on the facts and circumstances, consider any plans and proposals with respect to other transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

      Additionally, each of the other Reporting Persons may choose to purchase additional securities of the Company from time to time in the open market, in privately negotiated transactions with third parties, or otherwise. In addition, depending upon prevailing conditions or other factors, each Reporting Person may determine to dispose of shares of Class B Common Stock that would result from the exchange of Class B Exchangeable Shares or conversion of Class A Common Stock, as applicable, in the open market, in privately negotiated transactions with third parties, or otherwise.

      Except as described herein, neither the Reporting Persons nor any person listed in Exhibit 99.1 have any present plans or proposals that relate to or would result in any of the actions described Items 4(a) through (j) of Schedule 13D under Rule 13d-1(a).

Item 5. Interest in Securities of the Company.

      (a) (b) The Reporting Persons have acquired the following securities as a result of the merger between Molson and Coors in which they exchanged their shares of Molson for those of Molson Coors:

                                      Exchangeable Shares            Common Stock
                                      --------------------       -------------------
                                      Class A      Class B       Class A     Class B
                                      -------      -------       -------     -------
      a. Pentland                     928,612     1,724,566        126            234

      b. 4280661                      333,529       619,411          0              0

      c. Lincolnshire                       0        35,640          0              0

      d. 4198832                            0        45,194          0              0

      e. Nooya                              0         1,296          0              0

      f. BAX                            6,964       279,392          0              0

      g. 6339522                            0       143,698          0              0

      h. DJS                            7,720       279,401          0              0

      i. 6339549                            0       145,092          0              0

      j. Trust u/w/o Thomas Molson          0             0          0              0

      k. Eric Molson                        0             0          0              0

      l. Stephen Molson                     0             0          0         18,288
                                                                            (options)

      m. Andrew Molson                     50            93          0              0

      The shares of Class B Common Stock were registered pursuant to Section 12(b) of the 1934 Act prior to the merger, and as a result are subject to the reporting requirements under Section 13(d) of the 1934 Act.

      The Class A Exchangeable Shares and Class B Exchangeable Shares were issued in the merger by Exchangeco. All holders of Class B Exchangeable Shares may exchange at any time on a one-for-one basis their Class B Exchangeable Shares for shares of Class B Common Stock. Similarly, holders of Class A Exchangeable Shares may exchange those shares at any time in a one-for-one basis for shares of Class A Common Stock, and holders of Class A Common Stock may convert at any time on a one-for-one basis their Class A Common Stock into shares of Class B Common Stock. The disclosure in this Item 5 assumes the conversion into Class B Common Stock of all of the outstanding shares of Class A Common Stock and of all of the outstanding Class A Exchangeable Shares and Class B Exchangeable Shares. Further, unless otherwise specified, the beneficial ownership of each Reporting Person includes the power to vote or direct the vote, and the power to dispose or direct the disposition of, the shares of Class B Common Stock. However, declarations of beneficial ownership herein are being made solely for the purposes of the federal securities laws of the United States.

      4280661 is the record owner of and has shared beneficial ownership of 952,940 shares of Class B Common Stock and, by reason of the Pentland Shareholders Agreement, may be deemed to share the power to dispose or direct the disposition of an additional 2,653,178 shares, for total beneficial ownership of 3,606,478 shares of Class B Common Stock, equal to 4.3% of the outstanding shares of Class B Common Stock on the date hereof.

      Pentland is the record owner of and has shared beneficial ownership of 2,653,178 shares of Class B Common Stock and, by reason of its ownership of 4280661 and the Pentland Shareholders Agreement, may be deemed to have shared beneficial ownership of an additional 952,940 shares of Class B Common Stock beneficially owned by 4280661, for total beneficial ownership of 3,606,478 shares of Class B Common Stock, equal to 4.3 % of the outstanding shares of Class B Common Stock on the date hereof.

      4198832 has record ownership and shared beneficial ownership of 45,194 shares of Class B Common Stock, equal to .1% of the outstanding shares of Class B Common Stock on the date hereof.

      Lincolnshire has record ownership and shared beneficial ownership of 35,640 shares of Class B Common Stock and, as a result of its ownership of 4198832, its ownership of 64% of the voting securities of Pentland, and the Pentland Shareholders Agreement, may be deemed to share beneficial ownership of 3,651,672 shares of Class B Common Stock beneficially owned by Pentland and 4198832, for total beneficial ownership of 3,687,312 shares of Class B Common Stock, equal to 4.4% of the outstanding shares of Class B Common Stock on the date hereof.

      Nooya has record ownership and shared beneficial ownership of 1,296 Shares of Class B Common Stock and, by virtue of its ownership of 36% of the voting securities of Pentland and the Pentland Shareholders Agreement, may be deemed to share beneficial ownership of the 3,606,478 shares of Class B Common Stock owned by Pentland and 4280661, for total beneficial ownership of 3,607,774 shares, equal to 4.3% of the outstanding shares of Class B Common Stock on the date hereof.

      6339522 has record ownership and shared beneficial ownership of 143,698 shares of Class B Common Stock, equal to .2% of the outstanding shares of Class B Common Stock on the date hereof.

      BAX has record ownership and shared beneficial ownership of 286,356 shares of Class B Common Stock and, by virtue of its ownership of 6339522, may be deemed to share beneficial ownership of the 143,698 shares of Class B Common Stock beneficially owned by 6339522, for total beneficial ownership of 430,054 shares of Class B Common Stock, equal to .5% of the Class B Common Stock outstanding on the date hereof.

      6339549 has record ownership and shared beneficial ownership of 145,092 shares of Class B Common Stock equal to .2% of the outstanding shares of Class B Common Stock on the date hereof.

      DJS has record ownership and shared beneficial ownership of 287,121 shares of Class B Common Stock and, by reason of its ownership of 6339569, may be deemed to share beneficial ownership of the 145,092 shares of Class B Common Stock beneficially owned by 6339549, for total beneficial ownership of 432,213 shares of Class B Common Stock, equal to .5% of the Class B Common Stock outstanding on the date hereof.

      The Molson Trust, by virtue of its control and partial ownership of BAX and DJS, may be deemed to share beneficial ownership of the aggregate of 862,267 shares of Class B Common Stock beneficially owned by BAX, 6339522, DJS and 6339549, equal to 1.0% of the outstanding shares of Class B Common Stock on the date hereof.

      Eric Molson may be deemed to have shared beneficial ownership of a total of 4,549,579 shares of Class B Common Stock, equal to 5.4% of the outstanding shares of Class B Common Stock on the date hereof. By virtue of his ownership of Lincolnshire and 4198832, Lincolnshire's ownership of 64% of the voting securities of Pentland, and the Pentland Shareholders Agreement, Eric Molson may be deemed to share beneficial ownership of 3,687,312 shares of Class B Common Stock beneficially owned by Lincolnshire, Pentland, 4286601 and 4198832. Additionally, Eric Molson, by virtue of his serving as trustee of the Molson Trust, may be deemed to share beneficial ownership of 862,267 shares of Class B Common Stock beneficially owned by the Molson Trust. Eric Molson disclaims beneficial ownership of these 862,267 shares of Class B Common Stock.

      Stephen Molson has sole beneficial ownership of 18,288 shares of Class B Common Stock and may be deemed to have shared beneficial ownership of 4,470,041 shares of Class B Common Stock, for total beneficial ownership of 4,488,329 shares equal to 5.3% of the shares of Class B Common Stock outstanding on the date hereof. Stephen Molson, by virtue of his ownership of Nooya and Nooya's ownership of 36% of the voting securities of Pentland, and the Pentland Shareholders Agreement, may be deemed to share beneficial ownership of 3,607,774 shares of Class B Common Stock beneficially owned by Nooya, Pentland and 4280661. Additionally, Stephen Molson, by virtue of his serving as trustee of the Molson Trust, may be deemed to share beneficial ownership of the 862,267 shares of Class B Common Stock beneficially owned by the Molson Trust. Stephen Molson disclaims ownership of these 862,267 shares of Class B Common Stock. Further, Stephen Molson owns currently exercisable options to purchase 18,288 shares of Class B Common Stock received in exchange for options for Molson
Class A Common Shares.

      Andrew Molson has sole beneficial ownership of 143 shares of Class B Common Stock, and, by virtue of arrangements under the Pentland Shareholders Agreement, has the shared power to dispose of or direct the disposition of 3,606,478 shares of Class B Common Stock beneficially owned by Pentland and 4280661, for total beneficial ownership 3,606,621 shares, equal to 4.3% of the outstanding shares of Class B Common Stock.

      By reason of Eric Molson's and Stephen Molson's service as two of the three trustees of the Molson Trust, and their control of Lincolnshire and Nooya, respectively, and, through them, Pentland and 4280661, the Molson Trust, BAX, 6339522, DJS, and 6339549 may each be deemed to be a member of a group under Rule 13d-5(b)(i) and to share beneficial ownership of the 3,688,608 shares of Class B Common Stock beneficially owned by Eric Molson, Stephen Molson, Lincolnshire, 4158832, Nooya, Pentland and 4280661. BAX, 6339522, DJS, 6339549
and the Molson Trust disclaim membership in any such group and beneficial ownership of these 3,688,608 shares of Class B Common Stock.

      (c) Except for the acquisition of securities of Molson Coors in connection with the merger of Molson and Coors, none of the reporting persons or any of the persons listed on Exhibit 99.1 have engaged in any transactions with respect to the Class B Common Stock within the past 60 days.

      (d) Not applicable.

      (e) Not applicable.

      The interests in the securities of the Company of the persons listed in
Exhibit 99.1 hereto are set forth in such Exhibit and are incorporated by reference into this Item 5.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Company.

      The following is a summary of the agreements with respect to the securities of the Company to which one or more of the Reporting Persons is a party. The following summaries are qualified in their entirety by the complete text of such agreements.

Pentland Shareholders Agreement

      Lincolnshire, Nooya, Pentland, 4280661, Eric Molson and Stephen Molson are parties to an Amended and Restated Shareholders Agreement, dated as of February 9, 2005, with respect to the securities held by, and corporate governance of, Pentland (the "Pentland Shareholders Agreement"). The Pentland Shareholders Agreement contains restrictions on the sale or other disposition by Pentland of the Company's Class A Common Stock and Class B Common Stock and Class A Exchangeable Shares and Class B Exchangeable Shares owned or to be owned directly or indirectly by Pentland (collectively the "Relevant Shares") without the written approval of Lincolnshire and Nooya, subject to exceptions for estate planning and payment of taxes arising on death. Eric Molson may cause Pentland to accept a third party offer for the sale or other disposition of all (but not part of) the Relevant Shares, or may cause the sale to a third party of all shares of Pentland owned by Lincolnshire and Nooya. Additionally, the President of Pentland (currently Andrew Molson) may cause the sale by Pentland for cash of Class B Exchangeable Shares of Exchangeco or the Company's Class B Common Stock under certain conditions.

Voting Agreement and Voting Trust Agreements

      The Adolph Coors, Jr., Trust dated September 12, 1969 (the "Coors Family Trust"), Pentland and 4280661 entered into a Voting Agreement made on February 2, 2005, with respect to the Class A Common Stock owned by the Coors Family Trust and the Class A Exchangeable Shares and Class A Common Stock owned by Pentland and 4280661 following the completion of the merger (the "Voting Agreement"). Under the Voting Agreement, the parties agreed that the Class A Common Stock and the Class A Exchangeable Shares are to be voted in accordance with the voting provisions of the Voting Trust Agreements.

      The Coors Family Trust, Pentland, 4280661 and The Royal Trust Company, as trustee (the "Canadian Trustee") have entered into the Class A Exchangeable Shares Molson Coors Canada Inc. Voting Trust Agreement, dated as of February 9, 2005, (the "Canadian Voting Trust Agreement") with respect to the Class A Exchangeable Shares owned by Pentland and 4280661 following the completion of the merger. The Coors Family Trust, Pentland and Wilmington Trust Company, as trustee (the "U.S. Trustee") have entered into the Class A Common Stock Molson Coors Brewing Company Voting Trust Agreement, dated as of February 9, 2005 (the "U.S. Voting Trust Agreement" and, together with the Canadian Voting Trust Agreement, the "Voting Trust Agreements") with respect to the Class A Common Stock owned by the Coors Family Trust and Pentland following the completion of the merger. The Voting Trust Agreements provide that other members of the Molson family group or Coors family group, each as defined in the Voting Trust Agreements, may become parties to these agreements from time to time. Each of the Voting Trust Agreements contain substantially identical terms, relating to, among other matters, voting on nominees for election to the Company's board of directors, voting on proposals presented to the Company's stockholders, and transfers of the stock held in the resulting trusts.

      The Coors Family Trust, Pentland and 4280661 have entered into the Voting Trust Agreements in order to secure their respective obligations to vote the Class A Common Stock owned by the Coors Family Trust and Pentland and the Class A Exchangeable Shares owned by Pentland and 4280661 in the manner agreed upon in the Voting Agreement and more generally to combine their voting power over the Company Class A Common Stock and the Class A Exchangeable Shares owned by them. The Coors Family Trust has deposited into these trust arrangements all of its shares of Class A Common Stock, or approximately 33.49% of the pro forma voting power of the Company Class A Common Stock and the Class A Exchangeable Shares. Pentland has deposited into these trust arrangements all of its Class A Exchangeable

Shares and Class A Common Stock, or approximately 24.68% of the pro forma voting power of the Company Class A Common Stock and the Class A Exchangeable Shares. 4280661 has deposited into the trust arrangements all of its Class A Exchangeable Shares, or approximately 8.87% of the pro forma voting power of the Company Class A Common Stock and the Class A Exchangeable Shares. These securities, together with any other securities deposited into these trusts, will be voted as a block by the U.S. Trustee and the Canadian Trustee, respectively, as follows:

      o All securities subject to the Voting Trust Agreements will be voted at any Company stockholder meeting in favor of director nominees that have been nominated by the nominating committee of the Company board of directors or the Class A-M or Class A-C nominating subcommittees (as such committees exist under the Company's Restated Certificate of Incorporation) of the Company board of directors, and against any other director nominees;

      o If the representative of the Molson family beneficiaries or the representative of the Coors family beneficiaries under the Voting Trust Agreements so instructs the trustees, the trustees will vote at any Company stockholder meeting all securities subject to the Voting Trust Agreements in favor of the removal of a director nominated or appointed by the Class A-M nominating subcommittee of the Company board of directors or the Class A-C nominating subcommittee of the Company board of directors, respectively, from the board of directors; the trustees will otherwise vote at any Company stockholder meeting all the shares against a removal of those directors; and

      o Unless the representatives of both the Molson family beneficiaries and the Coors family beneficiaries under the Voting Trust Agreements instruct the trustees to vote otherwise, all securities subject to the Voting Trust Agreements will be voted at any Company stockholder meeting in accordance with the recommendation of the Company's board of directors with respect to any other proposal at any Company stockholder meeting to remove a director from the Company's board of directors.

      o With respect to all corporate matters other than those described above relating to the election and removal of directors and those described below relating to the Class A Exchangeable Shares, all securities subject to the Voting Trust Agreements will be voted at any Company stockholder meeting against the approval of any matter unless the trustees receive instructions from the representatives of both the Molson family beneficiaries and the Coors family beneficiaries under the Voting Trust Agreements to vote in favor of the approval of the matter.

      o If the holders of Class A Exchangeable Shares (in their capacity as shareholders of Exchangeco and not in their capacity as indirect holders of voting rights with respect to the Company) are required to vote on certain proposals that would materially adversely affect the terms of either class of exchangeable shares of Exchangeco or modify or terminate a voting and exchange trust agreement between the Company and Exchangeco, then the Class A Exchangeable Shares will be voted against any proposal if the representative of the Molson family beneficiaries under the Voting

            Trust Agreements has instructed the trustees to vote against the proposal (even if the representative has otherwise forfeited the right to provide instructions to the trustees as described below).

      The Coors Family Trust is the representative to act on its behalf of the beneficiaries of the Coors family group and Pentland is the representative to act on behalf of the beneficiaries of the Molson family group under the Voting Trust Agreements. The representative of the Molson family beneficiaries under the Voting Trust Agreements will forfeit the right to provide instructions to the trustees with respect to any of the above matters (other than as indicated above) if Pentland and any other Molson family shareholders cease to beneficially own, in the aggregate, a number of shares of the Company's common stock and Exchangeco's exchangeable shares (as adjusted for any stock split, recapitalization, reclassification, reorganization or similar transaction) equal to at least 1,689,776 shares of the Company's common stock and Exchangeco's exchangeable shares outstanding on the date of the completion of the merger, of which at least 825,000 shares must be Company Class A Common Stock (and/or Class A Exchangeable Shares) subject to the Voting Trust Agreements. Similarly, the representative of the Coors family beneficiaries under the Voting Trust Agreements will forfeit the right to provide instructions to the trustees with respect to the above matters (other than as indicated above) if the Coors Family Trust and any other Coors family stockholders cease to beneficially own, in the aggregate, a number of shares of the Company's common stock and Exchangeco's exchangeable shares (as adjusted for any stock split, recapitalization, reclassification, reorganization or similar transaction) equal to at least 2,534,664 shares of the Company's common stock and Exchangeco's exchangeable shares outstanding on the date of the completion of the merger, of which at least 825,000 shares must be Company Class A Common Stock (and/or Class A Exchangeable Shares) subject to the Voting Trust Agreements. In the event of a forfeiture by either family of the above rights, the trustee under the Voting Trust Agreements will vote all shares at the direction of the representative of the other family acting on its own. If both families forfeit the above rights, the Voting Trust Agreements will terminate.

      The Voting Trust Agreements also contain restrictions on the transfer of the securities subject to the Voting Trust Agreements. A Molson family beneficiary or Coors family beneficiary under the Voting Trust Agreements may transfer its interest in securities subject to the Voting Trust Agreements to any other beneficiary under the relevant Voting Trust Agreements or to members of its family group, so long as the transferee is or becomes a party to the Voting Trust Agreements with respect to the transferred securities. Securities subject to the Voting Trust Agreements must be converted into shares of the Company's Class B common stock (or Class B exchangeable shares of Exchangeco, as applicable) before they can be transferred to any persons that are not beneficiaries under the Voting Trust Agreements or members of the Molson or Coors family groups. Any shares so converted will no longer be subject to the Voting Trust Agreements.

      The Voting Trust Agreements prohibit any Molson family beneficiary from transferring its interest in shares subject to the Voting Trust Agreements to a third party (or converting these shares into shares of the Company's Class B common stock or Class B exchangeable shares of Exchangeco) if the remaining shares subject to those agreements would constitute less than 50.1% of the aggregate voting power of the outstanding shares of the Company's Class A Common Stock and Class A Exchangeable Shares, unless prior to the proposed transfer or conversion, the number of shares of the Coors family beneficiaries subject to the Voting Trust Agreements, is less than 1,260,000 (as adjusted for any stock split, recapitalization, reclassification, reorganization or similar transactions).

      Each of Pentland and any other Molson family beneficiary, and the Coors Family Trust and any other Coors family beneficiary who become parties to the Voting Trust Agreements is also prohibited from transferring its interest in securities subject to the Voting Trust Agreements if, as a result of the transfer, the right of holders of shares of the Company's Class B common stock or the right of holders of Class B exchangeable shares of Exchangeco to convert into shares of the Company's Class A Common Stock or Class A Exchangeable Shares, respectively, in limited circumstances relating to specified offers which are not made to holders of the Company's Class B common stock or Class B exchangeable shares of Exchangeco would be triggered. The trustees under these Voting Trust Agreements are authorized, unless both family group beneficiaries give instructions to the contrary, in the event of such specified offers, to deliver a notice providing the Company with adequate assurances that the family group beneficiaries will not participate in the specified offers.

Registration Rights Agreement

      The Coors Family Trust, Pentland, 4280661, Nooya, Lincolnshire, 4198832, BAX, 6339522, DJS, 6339549 and certain other Molson family entities are parties to a Registration Rights Agreement that became effective upon the completion of the merger.

      The Registration Rights Agreement provides that the Coors Family Trust, Pentland, and the other parties to the agreement, as well as certain related parties, referred to as the eligible stockholders, that propose to sell registrable securities (as defined below) may request that the Company effect the registration on Form S-3 or other available form under the Securities Act and, if applicable, a Canadian prospectus under the Canadian securities laws and the multi-jurisdictional disclosure system. Upon receipt of such a request, the Company is required to promptly give written notice of such requested registration to all holders of registrable securities and, thereafter, to use its reasonable best efforts to effect such a registration of all registrable securities which it has been requested to register pursuant to the terms of the Registration Rights Agreement. The Company may choose to register such stock pursuant to a U.S. and Canadian shelf registration statement. Each beneficiary representative under the Voting Trust Agreements and each other eligible stockholder is eligible to request no more than five registrations. The Company will not be required to effect such registration if such requests relate to a sale of less than $25,000,000 of Registrable Securities.

      "Registrable securities" means Class B Common Stock, including any shares of Class B Common Stock issued or issuable upon conversion, directly or indirectly, of Class A Common Stock, Class B Exchangeable Shares, or Class A Exchangeable Shares, held by eligible stockholders.

      If an eligible stockholder requests registration of any of its registrable securities, the Company is required to prepare and file a registration statement with the SEC as soon as possible, and no later than 90 days after receipt of the request.

      The Company will pay all of its expenses and the expenses of the eligible stockholders, other than underwriting discounts and selling commissions of the seller, in connection with the successfully effected registrations requested.

      The eligible stockholders may request that any offering requested by them under the Registration Rights Agreement be an underwritten offering. The eligible stockholders may also select one or more underwriters to administer the requested offering, but the selection of underwriters will be subject to approval by the Company, which approval will not be unreasonably withheld.

      The Registration Rights Agreement also provides that, with certain exceptions, the eligible stockholders will have certain incidental registration rights if the Company at any time proposes to register any of its equity securities if the registration form to be used may be used for the registration of securities otherwise registrable under the Registration Rights Agreement.

      In addition to the provisions set forth above, the Registration Rights Agreement contains other terms and conditions including those customary to agreements of this kind, including indemnification provisions.

      The Registration Rights Agreement will terminate as to an eligible stockholder on the earliest of the date on which the sale of the securities of such eligible stockholder subject to the agreement do not require registration under U.S. Securities laws or are not subject to limitations under Rule 144 of the Securities Act, would not be a distribution under Canadian securities law, or the date upon which there are no holders of registrable securities that have not been sold to the public.

Options

      In connection with the merger of Molson and Coors, Stephen Molson received options to purchase 18,288 shares of Class B Common Stock to replace options for Class A Molson Common Shares. The options are immediately exercisable and expire on February 9, 2006. The options are exercisable at $29.31 (for 11,520 shares) and from prices varying from $29.80 to $82.27 for the remaining 6,768 shares.

      Except for the agreements described in the response to this Item 6, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) between any Reporting Person or any person listed on Exhibit 99.1 hereto and any other person with respect to any of the securities of the Company, including but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

      Exhibit     No. Description
      -------     --------------------------------------------------------------

      99.1        Directors and Executive Officers of Filing Persons

      99.2 Voting Agreement made on February 2, 2005, among Pentland Securities (1981) Inc., 4280661 Canada, Inc. and Adolph Coors Jr. Trust dated September 12, 1969.

      99.3 Class A Common Stock Molson Coors Brewing Company Voting Trust Agreement dated as of February 9, 2005, by and among Wilmington Trust Company, as trustee, Pentland Securities
                  (1981) Inc. and the Adolph Coors, Jr. Trust dated September 12, 1969.

      99.4 Class A Exchangeable Shares Molson Coors Canada Inc. Voting Trust Agreement dated as of February 9, 2005, by and among The Royal Trust Company, as trustee, Pentland Securities (1981) Inc., 4280661 Canada Inc and the Adolph Coors, Jr. Trust dated September 12, 1969.

      99.5 Registration Rights Agreement dated as of February 9, 2005, among the Adolph Coors Company (to be known as Molson Coors Brewing Company), Pentland Securities (1981) Inc., Adolph Coors, Jr. Trust dated September 12, 1969 and the other parties thereto. (Incorporated by reference to exhibit 99.2 to the Current Report on Form 8-K filed by Molson Coors Brewing Company with the Securities and Exchange Commission on February 15, 2005)

      99.6 Amended and Restated Shareholders Agreement dated as of February 9, 2005

      99.7        Joint Filing Agreement

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 18, 2005

                                        PENTLAND SECURITIES (1981) INC.


                                    By: /s/ Andrew Thomas Molson
                                        ----------------------------------------
                                        Signature
                                        Name: Andrew Thomas Molson
                                        Title: President

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 18, 2005

                                        4280661 CANADA INC.


                                    By: /s/ Andrew Thomas Molson
                                        ----------------------------------------
                                        Signature
                                        Name: Andrew Thomas Molson
                                        Title: President

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 18, 2005

                                        LINCOLNSHIRE HOLDINGS LIMITED


                                    By: /s/ Eric Herbert Molson
                                        ----------------------------------------
                                        Signature
                                        Name: Eric Herbert Molson
                                        Title: President

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 18, 2005

                                        4198832 CANADA INC.


                                    By: /s/ Eric Herbert Molson
                                        ----------------------------------------
                                        Signature
                                        Name: Eric Herbert Molson
                                        Title: President

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 18, 2005

                                        NOOYA INVESTMENTS LIMITED


                                    By: /s/ Stephen Thomas Molson
                                        ----------------------------------------
                                        Signature
                                        Name: Stephen Thomas Molson
                                        Title: President

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 18, 2005

                                        BAX INVESTMENTS LIMITED


                                    By: /s/ Cynthia Baxter
                                        ----------------------------------------
                                        Signature
                                        Name: Cynthia Baxter
                                        Title: Vice President

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 18, 2005

                                        6339522 CANADA INC.


                                    By: /s/ Cynthia Baxter
                                        ----------------------------------------
                                        Signature
                                        Name: Cynthia Baxter
                                        Title: Vice President

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 18, 2005

                                        DJS HOLDINGS LTD.


                                    By: /s/ Eric Stevenson
                                        ----------------------------------------
                                        Signature
                                        Name: Eric Stevenson
                                        Title: Assistant-Secretary

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 18, 2005

                                        6339549 CANADA INC.


                                    By: /s/ Eric Stevenson
                                        ----------------------------------------
                                        Signature
                                        Name: Eric Stevenson
                                        Title: Assistant-Secretary

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 18, 2005

                                        TRUST u/w/o THOMAS HENRY PENTLAND MOLSON


                                    By: /s/ Eric Herbert Molson
                                        ----------------------------------------
                                        Signature
                                        Name: Eric Herbert Molson
                                        Title: Trustee

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 18, 2005


                                        /s/ Eric Herbert Molson
                                        ----------------------------------------
                                                   Eric Herbert Molson

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 18, 2005


                                        /s/ Stephen Thomas Molson
                                        ----------------------------------------
                                                 Stephen Thomas Molson

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 18, 2005


                                        /s/ Andrew Thomas Molson
                                        ----------------------------------------
                                                 Andrew Thomas Molson